SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December, 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	313,263	0.0907	0.0509
Shares	Preferred	1,534,651	0.5696	0.2496

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itaú Corretora	Sell	26	90	86.00	7,740.00
			Total Sell		90		7,740.00

Shares	Preferred	Itaú Corretora	Sell	09	84	103.45	8,689.80
Shares	Preferred	Itaú Corretora	Sell	09	8	103.55	828.40
Shares	Preferred	Itaú Corretora	Sell	09	100	103.63	10,363.00
Shares	Preferred	Itaú Corretora	Sell	26	100	106.71	10,671.00
Shares	Preferred	Itaú Corretora	Sell	26	13	106.60	1,385.80
					305		31,938.00

Final Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same class	Total
Shares	Common	313,173	0,0906	0,0509
Shares	Preferred	1,534,346	0,5695	0,2495

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December, 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	312,996,703	90.5903	50.8990
Shares	Preferred	125,282,148	46.4993	20.3732
Simple Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	09	200	81.40	16,280.00
Shares	Common	Credit Suisse	Buy	09	5,000	81.50	407,500.00
Shares	Common	Credit Suisse	Buy	09	20,000	81.60	1,632,000.00
Shares	Common	Credit Suisse	Buy	15	4,300	85.01	365,543.00
Shares	Common	Credit Suisse	Buy	16	4,000	87.80	351,200.00
Shares	Common	Credit Suisse	Buy	16	3,100	87.85	272,335.00
Shares	Common	Credit Suisse	Buy	16	7,500	87.90	659,250.00
Shares	Common	Credit Suisse	Buy	17	400	85.20	34,080.00
Shares	Common	Credit Suisse	Buy	17	600	85.30	51,180.00
Shares	Common	Credit Suisse	Buy	17	3,900	85.35	332,865.00
Shares	Common	Credit Suisse	Buy	17	1,800	85.40	153,720.00
Shares	Common	Credit Suisse	Buy	17	8,800	85.50	752,400.00
Shares	Common	Credit Suisse	Buy	17	100	85.60	8,560.00
Shares	Common	Credit Suisse	Buy	17	7,500	85.70	642,750.00
Shares	Common	Credit Suisse	Buy	17	1,500	85.75	128,625.00
Shares	Common	Credit Suisse	Buy	17	200	85.76	17,152.00
Shares	Common	Credit Suisse	Buy	17	100	85.77	8,577.00
Shares	Common	Credit Suisse	Buy	17	2,000	85.80	171,600.00
Shares	Common	Credit Suisse	Buy	17	1,000	85.86	85,860.00
Shares	Common	Credit Suisse	Buy	18	6,500	86.50	562,250.00
Shares	Common	Credit Suisse	Buy	18	300	86.67	26,001.00
Shares	Common	Credit Suisse	Buy	18	1,000	86.70	86,700.00
Shares	Common	Credit Suisse	Buy	18	5,000	86.80	434,000.00
Shares	Common	Credit Suisse	Buy	18	1,200	86.85	104,220.00
Shares	Common	Credit Suisse	Buy	18	2,000	87.00	174,000.00
Shares	Common	Credit Suisse	Buy	18	5,700	87.20	497,040.00
Shares	Common	Credit Suisse	Buy	19	9,400	85.00	799,000.00
Shares	Common	Credit Suisse	Buy	19	7,400	85.01	629,074.00
Shares	Common	Credit Suisse	Buy	19	3,000	85.05	255,150.00
Shares	Common	Credit Suisse	Buy	19	2,700	85.10	229,770.00
Shares	Common	Credit Suisse	Buy	19	3,500	85.21	298,235.00
Shares	Common	Credit Suisse	Buy	19	6,900	85.50	589,950.00
Shares	Common	Credit Suisse	Buy	19	3,900	85.70	334,230.00
Shares	Common	Credit Suisse	Buy	19	3,900	86.00	335,400.00
Shares	Common	Credit Suisse	Buy	19	3,500	86.20	301,700.00
Shares	Common	Credit Suisse	Buy	19	500	86.39	43,195.00
Shares	Common	Credit Suisse	Buy	19	400	86.43	34,572.00
Shares	Common	Credit Suisse	Buy	19	1,800	86.50	155,700.00
Shares	Common	Credit Suisse	Buy	22	18,600	85.01	1,581,186.00
Shares	Common	Credit Suisse	Buy	22	19,700	85.10	1,676,470.00
Shares	Common	Credit Suisse	Buy	22	300	85.28	25,584.00
Shares	Common	Credit Suisse	Buy	22	15,800	85.50	1,350,900.00
Shares	Common	Credit Suisse	Buy	22	3,200	85.70	274,240.00
Shares	Common	Credit Suisse	Buy	22	11,000	86.00	946,000.00
Shares	Common	Credit Suisse	Buy	22	1,700	86.34	146,778.00
Shares	Common	Credit Suisse	Buy	23	1,200	85.50	102,600.00
			Total Buy		212,100		18,085,422.00

Shares	Common	According to Minute	Resignation	22	1	0.00	0.00
Shares	Common	According to Minute	Resignation	22	1	0.00	0.00
			Total Sell		2	0.00	0.00

Final Balance

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	313,208,801	90.6516	50.9335
Shares	Preferred	125,282,148	46.4993	20.3732
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share
Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December, 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	273	0.0001	0.0000
Total
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: January 8, 2009	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations